

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

March 12, 2010

<u>via U.S. mail and facsimile</u>

Raymond J. De Hont, Chief Executive Officer
Met-Pro Corporation
160 Cassell Road, P.O. Box 144
Harleysville, Pennsylvania   19438

       RE: **Met-Pro Corporation**
               Form 10-K for the Fiscal Year Ended January 31, 2009
               Filed April 10, 2009
               File No. 001-07763

Dear Mr. De Hont:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Terence O'Brien
                    Accounting Branch Chief